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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29983

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/03___ AND ENDING___12/31/03___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Warfield Associates, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

450 Park Avenue, Suite 1401

(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas R. Warfield   **(212) 319-6755**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Myer, Greene & Degge

(Name – *if individual, state last, first, middle name*)

P.O. Box 930	**Pearl River,**	**NY**	**10965**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 0 4 2004
WASH. D.C.
181 SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

/PROCESSED
\ MAR 3 1 2004
THOMSON
FINANCIAL

OATH OR AFFIRMATION

I, __Thomas R. Warfield__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Warfield Associates, Inc.__ , as of __December 31__ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

__Chairman__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WARFIELD ASSOCIATES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17A-5
AS OF DECEMBER 31, 2003
AND FOR THE YEAR THEN ENDED

WARFIELD ASSOCIATES, INC.

I N D E X

INDEPENDENT AUDITOR'S REPORT

SUPPLEMENTAL DATA

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

JAMES CULLEN
KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Stockholder of
Warfield Associates, Inc.

We have audited the accompanying statement of financial condition
of Warfield Associates, Inc. as of December 31, 2003 and the
related statements of operations, changes in stockholder's equity
and cash flows for the year then ended. These financial
statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial
statements based on our audit.

We conducted our audit in accordance with auditing standards
generally accepted in the United States of America. Those
standards require that we plan and perform the audit to obtain
reasonable assurance about whether the financial statements are
free of material misstatement. An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in
the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement
presentation. We believe that our audit provides a reasonable
basis for our opinion.

In our opinion, the financial statements referred to above
present fairly, in all material respects, the financial position,
results of operations and cash flows of Warfield Associates, Inc.
as of and for the year ended December 31, 2003, in conformity
with accounting principles generally accepted in the United
States of America.

Our audit was made for the purpose of forming an opinion on the
basic financial statements taken as a whole. The information
contained in the supplementary data is presented for purposes of
additional anaylsis and is not a required part of the basic
financial statements, but is supplementary information required
by Rule 17a-5 of the Securities Exchange Act of 1934. Such
information has been subjected to the auditing procedures applied
in the audit of the basic financial statements and, in our
opinion, is fairly stated in all material respects in relation to
the basic financial statements taken as a whole.

MYER/ GREENE & DEGGE

Dated at New York: February 10, 2004

WARFIELD ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2003

ASSETS

Cash and cash equivalents (Notes 1D and 3)	$105,745
Accounts receivable	132,826
Receivable from brokers, dealers and clearing organizations (Note 3)	14,734
Prepaid expenses	34,545
Fixed assets - net (Notes 1C and 4)	26,402
Deposits	15,000
Securities not readily marketable (Note 2)	3,300
TOTAL ASSETS	**$332,552**

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 20,679
Profit sharing plan contribution payable (Note 8)	43,566
Income taxes payable (Note 5)	-
Total Liabilities	64,245
Commitments and contingencies (Note 7)	-
Stockholder's equity - Schedule 1	268,307
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$332,552**

The accompanying notes are an integral part of the
financial statements.

WARFIELD ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

| | Common Stock (1) | | | | Paid in | Retained | |
| | Issued | | In Treasury | | Capital | Earnings | Total |
	Shares	Amount	Shares	Amount			
Balance, January 1, 2003	20	$2,000	(9)	$(30,000)	$ 148,329	$ 138,685	$ 259,014
Net Income	–	–	–	–	–	24,232	24,232
Distribution of Subchapter S Corporation Earnings (Note 12)	–	–	–	–	–	(14,939)	(14,939)
BALANCE, DECEMBER 31, 2003	20	$2,000	(9)	$(30,000)	$ 148,329	$ 147,978	$ 268,307

(1) No par value, 200 shares authorized, 20 shares issued and 11 shares outstanding. Treasury stock is reflected at cost. Effective January 1, 2004, as more fully described in Note 13, 200 shares authorized, 100 shares issued and 100 shares outstanding.

The accompanying notes are an integral part of the financial statements.

WARFIELD ASSOCIATES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

	Amount	Percent To Total Revenue
REVENUES (Note 1B)		
Advisory fees	$ 866,983	59.82
Commissions	581,994	40.15
Interest, dividends & other income	433	0.03
Total Revenue	1,449,410	100.00
EXPENSES		
Employee compensation	946,384	65.30
Rent, utilities & other occupancy costs (Note 7)	138,292	9.54
Telephone, trading and research services	86,128	5.94
Insurance and fringe benefits	55,565	3.83
Payroll taxes	46,334	3.20
Profit sharing plan (Note 8)	43,566	3.01
Professional fees	28,869	1.99
Auto and travel	26,266	1.81
Dues, subscriptions, licenses and registrations	19,671	1.36
Office supplies and general expenses	10,030	0.69
Meals and entertainment	8,549	0.59
Depreciation (Note 1C)	4,905	0.34
Miscellaneous	1,815	0.13
Broker errors	1,189	0.08
Bank charges	872	0.06
Marketing and advertising	500	0.03
Charitable contributions	500	0.03
Repairs and maintenance	303	0.02
Total Expenses	1,419,738	97.95
INCOME BEFORE INCOME TAX PROVISION	29,672	2.05
CURRENT INCOME TAX PROVISION (Note 5)		
Local	5,340	0.37
State	100	.01
NET INCOME	$ 24,232	1.67

The accompanying notes are an integral part of the financial statements.

EXHIBIT C

WARFIELD ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 24,232	
Adjustments to reconcile net income to cash provided by operations:		
Depreciation	4,905	
Decrease (increase) in operating assets:		
Accounts receivable	9,904	
Receivable from brokers, dealers and clearing organizations	(8,983)	
Prepaid expenses	(3,939)	
Deposits	395	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(5,356)	
Profit sharing plan contribution payable	3,726	
Income taxes payable	-	
Cash Provided By Operations		$ 24,884

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of fixed assets	(1,613)	
Cash (Applied To) Investing Activities		(1,613)

CASH FLOWS FROM FINANCING ACTIVITIES:

Distribution of Subchapter S Corporation Earnings (Note 12)	-	
Cash (Applied To) Financing Activities		-

INCREASE IN CASH AND CASH EQUIVALENTS	23,271
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	82,474
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 1D)	$ 105,745

The accompanying notes are an integral part of the financial statements.

WARFIELD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A *The Company:* Warfield, Banfield & Co., Inc (The Company), was
   incorporated on March 8, 1983 under the laws of the State of New
   York to carry on a general investment and management advisory
   business. On May 11, 1987, the Company changed its name to
   Warfield Associates, Inc. The Company is a broker-dealer
   registered with the Securities and Exchange Commission and is
   a member of the National Association of Securities Dealers.

B *Revenue:* Transactions for the Company's accounts in securities,
   short-term money market instruments and related revenue and expense
   are principally recorded on a trade-date basis. For purposes of
   determining the realized gain or loss on a sale, the cost of securities
   sold is based on a first in, first out method unless shares are
   otherwise specifically identified. Dividends are recorded on the ex-
   dividend date and interest income is accrued as earned.

C *Fixed Assets:* Furniture, fixtures and equipment are recorded at
   cost. Depreciation is computed using accelerated and straight line
   methods over the estimated useful lives of the assets. Expenditures
   that materially increase the life of the related assets are
   capitalized. Expenditures for maintenance and repairs are charged to
   operations.

D *Statement of Cash Flows:* For purposes of the statement of cash flows,
   cash equivalents include time deposits, certificates of deposit, and
   all highly liquid debt instruments with original maturities of 3 months
   or less.

NOTE 2--INVESTMENT IN SECURITIES

Securities not readily marketable include certain restricted securities
which cannot be sold at this time. These investments are stated at
quoted market values, if available. Otherwise, they are reported at an
estimated value as determined by management.

NOTE 3--CREDIT RISK CONCENTRATION

The Company maintains its cash in bank and clearing organization
deposit accounts which, at times, may exceed federally insured limits.
The Company has not experienced any losses in such accounts and believes
it is not exposed to any significant risk.

The entire balance of receivables due from brokers, dealers and clearing
organizations is attributable to a single clearing organization.

WARFIELD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

NOTE 4--FIXED ASSETS

As of December 31, 2003 fixed assets consisted of the following:

Office equipment	$ 61,590
Furniture and fixtures	24,812
Transportation equipment	20,331
Leasehold improvements	16,173
	122,906
Less: Accumulated depreciation	(96,504)
NET TOTAL	$ 26,402

NOTE 5--INCOME TAXES

The Federal income taxes on the net income for the year are payable personally by the shareholders pursuant to an election under Internal Revenue Code Section 1362(a) to be taxed as a small business corporation. In addition, the Company has elected, pursuant to Section 660 of Article 22 of the New York State tax law, to be taxed as a small business corporation. However, the Company is liable to New York City for local income taxes.

The Company's effective income tax rate is different than what would be expected if the local statutory rates were applied to income from continuing operations primarily because the Company uses different accounting methods for financial reporting and tax reporting purposes, expenses deductible for financial reporting purposes that are not deductible for tax purposes, and the fact that New York City does not recognize subchapter S corporations.

NOTE 6--NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. At December 31, 2003, the Company had net capital, as defined, of $54,204, which was $49,204 in excess of its regulatory requirements.

WARFIELD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

NOTE 7--COMMITMENTS AND CONTINGENCIES

Effective November 2002, the Company entered into a lease agreement for the rental of their New York City facilities. The term of the lease expires on June 30, 2008. The lease calls for base rents, including electric, starting at $11,492 per month and increasing periodically up to $16,726 per month. Commencing July 1, 2003, through the expiration date, the Company will be responsible for an additional electrical inclusion factor of $8,208 per annum. In addition, the Company is also responsible for real estate tax escalation clauses.

Miniumum future payments required under the above agreement for the next five years are as follows:

2004	$198,000
2005	202,000
2006	205,000
2007	209,000
2008	105,000
	$919,000

NOTE 8--PROFIT SHARING PLAN

The Company sponsors a profit sharing plan that covers substantially all employees. Contributions to the plan are based on management's discretion and contributions are determined using a percentage of the participating employees' salaries for 2003. The amount of profit sharing expense charged to operations was $43,566.

NOTE 9--RELATED PARTY TRANSACTIONS

During 2003, the Company received approximately $163,000 of advisory fees from a joint venture of which the Company's Chief Executive Officer and sole shareholder is a general partner. At December 31, 2003, the balance due from the joint venture included in accounts receivable amounted to $16,260.

WARFIELD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

NOTE 10--SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest and income taxes are as follows:

Interest	$ -
Income taxes	5,440

NOTE 11--USE OF ESTIMATES

The process of preparing financial statements in conformity with
accounting principles generally accepted in the United States of
America requires the use of estimates and assumptions regarding
certain types of assets, liabilities, revenues and expenses. Such
estimates primarily relate to unsettled transactions and events as of
the date of the financial statements. Accordingly, upon settlement,
actual results may differ from estimated amounts.

NOTE 12--NONCASH INVESTING AND FINANCING ACTIVITIES

In 2003, as a distribution of previously taxed Subchapter S
Corporation earnings, the Company distributed works of art with
a book value of $14,939 to the Company's Chief Executive Officer
and sole shareholder.

NOTE 13—SUBSEQUENT EVENTS

A. *Stock Split:* Effective January 1, 2004, the Company issued
    an 8.4545-to-one stock split on the 11 authorized, issued and
    outstanding shares as of December 31, 2003. Immediately
    thereafter, the Company sold 7 shares to an employee at
    fair market value.

B. *Stock Purchase Agreement Between Company and Stockholders:*
    Effective January 1, 2004, the Company entered into an
    agreement with its stockholders whereby, under certain
    conditions, upon the death, disability or termination of a
    stockholder, the Company and/or the remaining shareholders are
    obligated to purchase all of the former stockholder's
    outstanding shares. This agreement also provides for the
    voluntary transfer of shares. The purchase price is
    determined based on a formula provided in the agreement.
    The obligation is required to be paid with at least 50% due
    at the closing and the remaining balance being paid in equal
    monthly installments over a period of 9 months.

WARFIELD ASSOCIATES, INC.

SUPPLEMENTAL DATA

WARFIELD ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

Total stockholders' equity		$ 268,307
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other allowable credits		-
Total capital and allowable subordinated liabilities		268,307
Deductions and/or charges:		
Total nonallowable assets	212,073	
Other deductions or charges	-	
Other additions or credits	-	(212,073)
Net capital before haircuts on security positions		56,234
Haircuts on trading and investment securities		(2,030)
Undue concentration on trading and investment securities		-
Net capital		54,204
Computation of net capital requirement:		
Minimum net capital required		5,000
EXCESS NET CAPITAL		$ 49,204

Reconciliation (pursuant to Paragraph (d)(4) of Rule 17a-5) with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2003):

Net capital, as reported in Part IIA of the Company's FOCUS Report	$ 55,279
Difference due to adjustments to accounts payable and accrued expenses	(1,075)
NET CAPITAL PER ABOVE	$ 54,204

WARFIELD ASSOCIATES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

EXEMPTION UNDER SECTION (k)(2)(ii) HAS BEEN CLAIMED

All customer transactions are cleared through Correspondent Services
Corporation, on a fully disclosed basis, which files financial
statements with the Securities and Exchange Commission pursuant
to Rule 17a-5.

WARFIELD ASSOCIATES, INC.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

JAMES CULLEN
KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Stockholder of
Warfield Associates, Inc.

In planning and performing our audit of the financial statements
of Warfield Associates Inc. for the year ended December 31,
2003, we considered it's internal control, including control
activities for safeguarding securities, in order to determine our
auditing procedures for the purpose of expressing our opinion on
the financial statements and not to provide assurance on the
internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange
Commission (SEC), we have made a study of the practices and
procedures followed by the Company including tests of such
practices and procedures that we considered relevant to the
objectives stated in Rule 17a-5(g) in making the periodic
computations of aggregate indebtedness (or aggregate debits)
and net capital under Rule 17a-3(a)(11) and for determining
compliance with the exemptive provisions of Rule 15c3-3.
Because the Company does not carry securities accounts for
customers or perform custodial functions relating to customer
securities, we did not review the practices and procedures
followed by the Company in any of the following:

1. Making quarterly securities examinations, counts,
    verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment
    for securities under Section 8 of Federal Reserve
    Regulation T of the Board of Governors of the Federal
    Reserve System.

The management of the Corporation is responsible for establishing
and maintaining internal control and the practices and procedures
referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are
required to assess the expected benefits and related costs of
controls and of the practices and procedures referred to in the
preceding paragraph and to assess whether those practices and

procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this under- standing and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

MYER GREENE & DEGGE

Dated at New York: February 10, 2004